
**Raymond Chabot
Grant Thornton**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Raymond Chabot Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec H3B 4L8

Telephone: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

To the Board of Directors and Shareholders of
Casgrain & Company (USA) Limited

We have audited the accompanying statement of financial condition of Casgrain & Company (USA) Limited (the "Company") as of September 30, 2016, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on these statement financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial condition referred to above present fairly, in all material respects, the financial position of Casgrain & Company (USA) Limited as of September 30, 2016, in conformity with accounting principles generally accepted in the United States of America.

Raymond Chabot Grant Thornton LLP

Montréal, Québec, Canada
November 23, 2016